UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No.   )*

           American Communications Services, Inc.
                      (name of Issuer)

                Common Stock, $.01 Par Value
               (Title of Class of Securities)

                         02520B 10 2
                       (CUSIP Number)

                     Joseph R. Thornton
         c/o The Huff Alternative Income Fund, L.P.
                        67 Park Place
                   Morristown, N.J.  97960
                       (201) 984-5818

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      February 13, 1995
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  [ ]

Check the following box if a fee is being paid with the statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             Exhibit Index appears on Page - __






CUISIP No.

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
     The Huff Alternative Income Fund, L.P.

2    Check the Appropriate Box if a Member of a Group*
                                                       (a)  [ ]
                                                       (b)  [x]

3    SEC Use Only

4    Source of Funds
     WC

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
     [ ]

6    Citizenship or Place of Organization
     Delaware

               7    Sole Voting Power
Number of           -0-
Shares
Beneficially   8    Shared Voting Power
Owned By            11,246,782
Each
Reporting      9    Sole Dispositive Power
Person              -0-
With
               10   Shared Dispositive Power
                    11,246,782

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     11,246,782

12   Check Box if the Aggregate Amount in Row (11)
     [ ]
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     46.2%

14   Type of Reporting Person*
     PN



* SEE INSTRUCTIONS BEFORE FILLING OUT!






CUISIP No.

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
     WRH Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*
                                                       (a)  [ ]
                                                       (b)  [x]

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
               [ ]

6    Citizenship or Place of Organization
     Delaware

               7    Sole Voting Power
Number of           -0-
Shares
Beneficially   8    Shared Voting Power
Owned By            11,246,782
Each
Reporting      9    Sole Dispositive Power
Person              -0-
With
               10   Shared Dispositive Power
                    11,246,782

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     11,246,782

12   Check Box if the Aggregate Amount in Row (11)
     [ ]
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     46.2%

14   Type of Reporting Person*
     OO



* SEE INSTRUCTIONS BEFORE FILLING OUT!






CUISIP No.

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
     Paladin Court Co., Inc.

2    Check the Appropriate Box if a Member of a Group*
                                                       (a)  [ ]
                                                       (b)  [x]

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
     [ ]

6    Citizenship or Place of Organization
     Delaware

               7    Sole Voting Power
Number of           -0-
Shares
Beneficially   8    Shared Voting Power
Owned By            11,246,782
Each
Reporting      9    Sole Dispositive Power
Person              -0-
With
               10   Shared Dispositive Power
                    11,246,782

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     11,246,782

12   Check Box if the Aggregate Amount in Row (11)
     [ ]
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     46.2%

14   Type of Reporting Person*
     CO



* SEE INSTRUCTIONS BEFORE FILLING OUT!






CUISIP No.

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
     DBC II Corp.

2    Check the Appropriate Box if a Member of a Group*
                                                       (a)  [ ]
                                                       (b)  [x]

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
     [ ]

6    Citizenship or Place of Organization
     Delaware

               7    Sole Voting Power
Number of           -0-
Shares
Beneficially   8    Shared Voting Power
Owned By            11,246,782
Each
Reporting      9    Sole Dispositive Power
Person              -0-
With
               10   Shared Dispositive Power
                    11,246,782

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     11,246,782

12   Check Box if the Aggregate Amount in Row (11)
     [ ]
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     46.2%

14   Type of Reporting Person*
     CO



* SEE INSTRUCTIONS BEFORE FILLING OUT!






CUISIP No.

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
     William R. Huff

2    Check the Appropriate Box if a Member of a Group*
                                                       (a)  [ ]
                                                       (b)  [x]

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
     [ ]

6    Citizenship or Place of Organization
     United States

               7    Sole Voting Power
Number of           24,000
Shares
Beneficially   8    Shared Voting Power
Owned By            11,246,782
Each
Reporting      9    Sole Dispositive Power
Person              24,000
With
               10   Shared Dispositive Power
                    11,246,782

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     11,270,782

12   Check Box if the Aggregate Amount in Row (11)
     [x]
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     46.3%


14   Type of Reporting Person*
     IN



* SEE INSTRUCTIONS BEFORE FILLING OUT!






CUISIP No.

1    Name of Reporting Person
     S.S or I.R.S. Identification No. of Above Person
     Donna B. Charlton

2    Check the Appropriate Box if a Member of a Group*
                                                       (a)  [ ]
                                                       (b)  [x]

3    SEC Use Only

4    Source of Funds
     AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
     [ ]

6    Citizenship or Place of Organization
     United States

               7    Sole Voting Power
Number of           7,000
Shares
Beneficially   8    Shared Voting Power
Owned By            11,246,782
Each
Reporting      9    Sole Dispositive Power
Person              7,000
With
               10   Shared Dispositive Power
                    11,246,782

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     11,253,782

12   Check Box if the Aggregate Amount in Row (11)
     [x]
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)
     46.3%

14   Type of Reporting Person*
     IN



* SEE INSTRUCTIONS BEFORE FILLING OUT!






Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value
$0.01 (the "Common Stock"), of American Communications Services,
Inc. (the "Company"). The Company's principal executive offices are located at 131 National Business Parkway, Suite 100,
Annapolis Junction, Maryland  20701.

Item 2.   Identity and Background.

          (a) This statement is filed by: (i) The Huff Alternative Income Fund, L.P., a Delaware limited partnership (the "Fund"), with respect to 1,919,793 shares of Common Stock (the "Regular Shares") and, in addition, certain Derivative Securities (as defined below), which entitle the Fund to acquire, in the aggregate, 9,326,989 shares of Common Stock (the "Shares Underlying the Derivative Securities"), (ii) WRH Partners, L.L.C., a Delaware limited liability company ("WRH") and General Partner of the Fund, with respect to the Regular Shares and certain Shares Underlying the Derivative Securities (collectively, the "Securities") held by the Fund; (iii) Paladin Court Co., Inc., a Delaware corporation ("Paladin") and a General Manager of WRH, with respect to the Securities held by the Fund;
(iv) DBC II Corp., a Delaware corporation ("DBC") and a General Manager of WRH, with respect to the Securities held by the Fund; and (v) each of William R. Huff ("Huff") and Donna B. Charlton ("Charlton"), the sole shareholders of Paladin and DBC, respectively, with respect to the Securities held by the Fund and, in the case of Huff, with respect to Derivative Securities that entitle him to acquire, in the aggregate, an additional 24,000 shares of Common Stock he owns directly, and, in the case of Charlton, with respect to Derivative Securities that entitle her to acquire, in the aggregate, an additional 7,000 shares of Common Stock she owns directly. As used in this statement, the term "Derivative Securities" means, collectively, (i) a warrant dated June 26, 1995, which is exercisable at the option of the holder, at any time, to purchase from the Company, for $1.79 a share, up to 100,000 shares of Common Stock), subject to antidilution adjustments, (ii) 138,889 shares of 9% Series A-1 Convertible Preferred Stock, each of which is convertible, at the option of the holder, at any time, into 40 shares of Common Stock (i.e., an aggregate of 5,555,560 shares of Common Stock), subject to antidilution adjustments, (iii) 100,775 shares of 9% Series B-2 Convertible Preferred Stock, each of which is convertible, at the option of the holder, at any time, into 35.71429 shares of Common Stock (i.e., an aggregate of 3,599,108 shares of Common Stock), subject to antidilution adjustments and (iv) a warrant dated June 26, 1995, which is exercisable at the option of the holder, at any time, to purchase from the Company, for $2.50 a share, up to 100,000 shares of Common Stock, subject to antidilution adjustments. The Fund, WRH, Paladin, DBC, Huff and Charlton are sometimes referred to collectively in this statement as the "Reporting Persons."

          (b) The address of the principal office and the principal business of the Reporting Persons are set forth on annex 1 to this statement.

          (c) The principal occupations of the Reporting Persons are set forth on annex 1 to this statement.

          (d) None of the persons listed on annex 1 to this statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the persons listed on annex 1 to this statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The citizenship of the Reporting Persons is set forth on annex 1 to this statement.

Item 3.   Source and Amount of Funds and Other Consideration.

          Pursuant to an agreement dated October 21, 1994 among the Company and the Purchasers named in that agreement (the "1994 Purchase Agreement") (attached to this statement as exhibit B and incorporated by reference in this statement), the Fund purchased from the Company 138,889 shares of 9% Series A Convertible Stock (the "Original Series A Convertible Preferred Stock"), a warrant (the "Original Antidilution Warrant") to purchase from the Company, for $.01 a share, up to 1,491,000 shares of Common Stock, and a warrant (the "Original Regular Warrant") to purchase from the Company, for $2.25 a share (which was subsequently reduced by amendment to $1.125 a share), up to 77,000 shares of Common Stock, for an aggregate purchase price of $12,500,000, which amount was paid to the Company from working capital of the Fund. On December 2, 1994, the Fund exercised the Original Antidilution Warrant and, pursuant to the Original Antidilution Warrant, purchased 1,491,000 shares of Common Stock for $14,467, which amount was paid to the Company from working capital of the Fund. On January 5, 1995, the Fund exercised the Original Regular Warrant, and, pursuant to the Original Regular Warrant, as amended, purchased 77,000 shares of Common Stock for $86,625, which amount was paid to the Company from working capital of the Fund.

          Pursuant to agreements dated June 26, 1995 among the Company and the Purchasers named in those agreements (collectively, the "1995 Purchase Agreements") (attached to this statement as exhibit C and incorporated by reference in this statement), the Fund (a) purchased from the Company 100,000 shares of Series B-2 Convertible Preferred Stock, a warrant to purchase from the Company, for $2.50 a share, up to 100,000 shares of Common Stock and a warrant (the "June Warrant") to purchase from the Company, for $.01 a share, up to 428,571 shares of Common Stock for an aggregate purchase price of $10,000,000, which amount was paid to the Company from working capital of the Fund, and (b) acquired 138,889 shares of Series A-1 Convertible Preferred Stock in exchange for 138,889 shares of the Original Series A Convertible Preferred Stock. In connection with the transactions contemplated by the 1995 Purchase Agreements, the Fund received additional warrants to purchase from the Company, for $1.79 a share, up to 100,000 shares of Common Stock. On December 29, 1995, the Fund exercised the June Warrant, and, pursuant to the June Warrant, purchased 428,571 shares of Common Stock for $4,285, which amount was paid to the Company from working capital of the Fund.

Item 4.   Purpose of the Transaction.

          Pursuant to the 1994 Purchase Agreement and the 1995
Purchase Agreements, the Fund purchased the Regular Shares and the Derivative Securities from the Company for investment purposes.

          The Reporting Persons may make further purchases of securities of the Company, and may dispose of such securities, at any time.

          Pursuant to a letter agreement dated October 21, 1994 among the Purchasers under the 1994 Purchase Agreement and Anthony J. Pompliano and Richard A. Kozak (collectively, the "Managers") (the "Co-Sale Agreement") (attached to this statement as exhibit D and incorporated by reference in this statement), each Manager granted each Purchaser certain "tag-along" and "first refusal" rights.

          Pursuant to a stockholders agreement dated June 26, 1995 among the Company and the Stockholders named in that agreement (the "June 1995 Stockholders Agreement") (attached to this statement as exhibit E and incorporated by reference in this statement), and subject to the limitations and qualifications set forth in the June 1995 Stockholders Agreement, the parties agreed that, if a Stockholder wished to sell any of his Stock (as defined in the June 1995 Stockholders Agreement), he would give the Company and the other Stockholders notice of that fact and the terms on which he wished to sell his Stock; and, upon receipt of that notice, the Company and the other Stockholders would have the right to purchase that Stock on those terms. The June 1995 Stockholders Agreement also provides that, if a Manager sold or agreed to sell any Stock, he would cause the purchaser to whom he was to sell the Stock to offer to purchase from each other Stockholder, on the same terms, a proportionate quantity of the other Stockholder's Stock. In addition, the June 1995 Stockholders Agreement provides that, if holders of at least two-thirds of the Series B Preferred Stock and at least two-thirds of the Series A-1 Preferred Stock wished to sell at least two-thirds of all the Stock to a third party, all the Stockholders would sell or cause to be sold all their Stock to that third party on the same terms and vote their Stock in favor of the transaction. The June 1995 Stockholders Agreement provides that it will terminate on the earliest of a Qualifying Offering, a sale of the Company or June 26, 2005. The June 1995 Stockholders Agreement also provides for the termination of the Co-Sale Agreement.

          Pursuant to a governance agreement dated November 8, 1995 among the Company and the Voting Shareholders named in that agreement (the "November 1995 Governance Agreement") (attached to this statement as exhibit F and incorporated by reference in this statement), the parties agreed that, pending the adoption of the Certificate of Designation Amendments (as defined in the November 1995 Governance Agreement) and subject to the limitations and qualifications set forth in the November 1995 Governance Agreement, (a) a "Triggering Event" would be the events or transactions set forth in section 2(e) of the Certificate of Designations Amendments, rather than the events or transactions set forth in section 2(e) of the Current Certificate of Designations (as defined in the November 1995 Governance Agreement), (b) matters relating to the size, composition, election and powers of the board of directors and the committees of the board of directors of the Company would be governed by section 6 of the Certificate of Designations Amendments, rather than by section 6 of the Current Certificate of Designations, and
(c) the rights of the holders of Preferred Stock to vote as a separate class on certain matters would be governed by section 7 of the Certificate of Designations Amendments, rather than by section 7 of the Current Certificate of Designations. The November 1995 Governance Agreement provided that it would terminate on the earliest of a Qualifying Offering, adoption of the Certificate of Designations Amendments and six months after the Fund and ING Equity Partners, L.P. notified the other parties that they wished to terminate the agreement. On January 26, 1996, the stockholders of the Company approved the adoption of the Certificate of Designations Amendments, which were thereafter adopted. On February 26, 1996, the November 1995 Governance Agreement was amended (the "Supplement to the November 1995 Governance Agreement") (attached to this statement as exhibit G and incorporated by reference in this statement) to reduce the size of the board of directors from 11 to seven members, four of whom are elected by holders of the Common Stock and three of whom are elected by holders of the Preferred Stock.

          Pursuant to a voting rights agreement dated November 8, 1995 among the Voting Shareholders named in that agreement (the "Voting Rights Agreement") (attached to this statement as exhibit H and incorporated by reference in this statement), as amended on December 14, 1995 (such amendment is attached to this statement as exhibit I and incorporated by reference in this statement), the Voting Shareholders agreed, subject to the limitations and qualifications set forth in the Voting Rights Agreement, as amended, (a) in any Election of Directors (as defined in the Voting Rights Agreement, as amended), to vote their shares as set forth in section 1 of the Voting Rights Agreement, as amended, and (b) to use their best efforts to cause their respective nominees to the board of directors of the Company to appoint members to the compensation committee and the audit committee of the board of directors of the Company as set forth in section 2 of the Voting Rights Agreement, as amended, and to cause the board of directors of each subsidiary of the Company to be composed as set forth in section 3 of the Voting Rights Agreement, as amended. The Voting Rights Agreement, as amended, provides that it will terminate on the earliest of a Qualifying Offering, the written agreement of the Fund and ING Equity Partners, L.P. or November 8, 2005.

          Other than as set forth in this item 4, none of the Reporting Persons has any plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect to their position, but have no present intention of doing so.

          The foregoing summary of the transactions, including the summaries of the 1994 Purchase Agreement, the 1995 Purchase Agreements, the Co-Sale Agreement, the June 1995 Stockholders Agreement, the November 1995 Governance Agreement, the Amendment to the November 1995 Governance Agreement and the Voting Rights Agreement, as amended, does not purport to be a complete description in those agreements and is qualified in its entirety by reference to those agreements, which are incorporated in this statement by reference.

Item 5.   Interest in Securities of the Issuer.

     A.   The Huff Alternative Income Fund, L.P.

          (a) Aggregate number of shares of Common Stock beneficially owned: 11,246,782
                    Percentage:  46.2%  The percentages used in
                    item 5 are calculated based upon the shares
                    of Common Stock stated by the Company to be
                    issued and outstanding as of September 30,
                    1996, as reflected on the Company's Form 10-Q
                    for the fiscal quarter ended September 30,
                    1996.
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    11,246,782
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  11,246,782
          (c) Other than as reported in item 4 above, there were no transactions by the Reporting Persons during the past sixty days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.
          (e)  Not applicable.

     B.   WRH Partners, L.L.C.

          (a) Aggregate number of shares of Common Stock beneficially owned: 11,246,782
                    Percentage:  46.2%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    11,246,782
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  11,246,782
          (c) Other than as reported in item 4 above, there were no transactions by the Reporting Persons during the past sixty days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.
          (e)  Not applicable.

     C.   Paladin Court Co., Inc.

          (a) Aggregate number of shares of Common Stock beneficially owned: 11,246,782
                    Percentage:  46.2%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    11,246,782
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  11,246,782
          (c) Other than as reported in item 4 above, there were no transactions by the Reporting Persons during the past sixty days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.
          (e)  Not applicable.

     D.   DBC II Corp.

          (a) Aggregate number of shares of Common Stock beneficially owned: 11,246,782
                    Percentage:  46.2%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    11,246,782
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  11,246,782
          (c) Other than as reported in item 4 above, there were no transactions by the Reporting Persons during the past sixty days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.
          (e)  Not applicable.

     E.   William R. Huff

          (a) Aggregate number of shares of Common Stock beneficially owned: 11,270,782
                    Percentage:  46.3%
          (b)  1.   Sole power to vote or to direct vote:  24,000
               2.   Shared power to vote or to direct vote:
                    11,246,782
               3.   Sole power to dispose or to direct the
                    disposition:  24,000
               4.   Shared power to dispose or to direct the
                    disposition:  11,246,782
          (c) Other than as reported in Item 4 above, there were no transactions by the Reporting Persons during the past sixty days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.
          (e)  Not applicable.

     F.   Donna B. Charlton

          (a) Aggregate number of shares of Common Stock beneficially owned: 11,253,782
                    Percentage:  46.3%
          (b)  1.   Sole power to vote or to direct vote:  7,000
               2.   Shared power to vote or to direct vote:
                    11,246,782
               3.   Sole power to dispose or to direct the
                    disposition:  7,000
               4.   Shared power to dispose or to direct the
                    disposition:  11,246,782
          (c) Other than as reported in Item 4 above, there were no transactions by the Reporting Persons during the past sixty days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.
          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Except as described in item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in item 2 above or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.

          There is filed herewith:

Exhibit A -         Written agreement relating to the filing of
                    joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities
                    Exchange Act of 1934.

Exhibit B -         Investment agreement dated October 21, 1994
                    among American Communications Services, Inc.
                    and the named Purchasers.
Exhibit C -         Series B preferred stock and warrant purchase
                    agreement dated June 26, 1995 among American
                    Communications Services, Inc. and the named
                    Purchasers.

                    Stock exchange agreement dated June 26, 1995 among American Communications Services, Inc.
                    and the named Series A Stockholders.

Exhibit D -         Agreement dated October 21, 1995 among the
                    Purchasers named in the investment agreement dated October 21, 1995 and Anthony J.
                    Pompliano and Richard A. Kozak.

Exhibit E -         Stockholders agreement dated June 26, 1995
                    among American Communications Services, Inc.
                    and the named Stockholders.

Exhibit F -         Governance agreement dated November 8, 1995
                    among American Communications Services, Inc.
                    and the named Voting Shareholders.

Exhibit G -         Supplemental governance agreement dated
                    February 26, 1996 among American
                    Communications Services, Inc. and the named
                    Voting Shareholders.

Exhibit H -         Voting rights agreement dated November 8,
                    1995 among the named Voting Shareholders.

Exhibit I -         First amendment of voting rights agreement
                    dated December 14, 1995 among the named
                    Voting Shareholders.


                                                       ANNEX 1

          The following is set forth below with respect to the Fund and WRH: (a) name; (b) address; (c) principal business;
(d) state of organization; (e) general or managing partners; and
(f) controlling persons. The following is set forth below with respect to Paladin and DBC: (a) name; (b) address; (c) principal business; (d) state of organization; (e) executive officers; and
(f) directors; and (g) controlling persons. The following is set forth below with respect to each of William R. Huff and Donna B.
Charlton: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.   (a)  The Huff Alternative Income Fund, L.P.

     (b)  67 Park Place
          Morristown, New Jersey  07960

     (c) The principal business of the Fund is that of a private investment limited partnership.

     (d)  Delaware

     (e)  WRH Partners, L.L.C. is the General Partner of the
          Fund.

     (f) Each of the other Reporting Persons is a controlling person of the Fund.


2.   (a)  WRH Partners, L.L.C.

     (b)  67 Park Place
          Morristown, New Jersey  07960

     (c) The principal business of the Fund is serving as General Partner of the Fund.

     (d)  Delaware

     (e)  Paladin Court Co., Inc. and DBC II Corp. are the
          General Managers of WRH.

     (f)  Each of Paladin, DBC, William R. Huff and Donna B.
          Charlton is a controlling person of WRH.


3.   (a)  Paladin Court Co., Inc.

     (b)  67 Park Place
          Morristown, New Jersey  07960

     (c)  The principal business of Paladin is serving as General
          Manager of WRH.

     (d)  Delaware

     (e) William R. Huff is the sole executive officer of Paladin.

     (f)  William R. Huff is the sole director of Paladin.

     (g)  William R. Huff is a controlling person of Paladin.


4.   (a)  DBC II Corp.

     (b)  67 Park Place
          Morristown, New Jersey  07960

     (c)  The principal business of DBC is serving as General
          Manager of WRH.

     (d)  Delaware

     (e)  Donna B. Charlton is the sole executive officer of DBC.

     (f)  Donna B. Charlton is the sole director of DBC.

     (g)  Donna B. Charlton is a controlling person of DBC.


5.   (a)  William R. Huff

     (b)  67 Park Place
          Morristown, New Jersey  07960

     (c) The principal occupation of William R. Huff is management of the Fund, through Paladin and WRH, and management of other affiliated entities.

     (d)  United States.


6.   (a)  Donna B. Charlton

     (b)  67 Park Place
          Morristown, New Jersey  07960

     (c) The principal occupation of Donna B. Charlton is management of the Fund, through DBC and WRH, and management of other affiliated entities.

     (d)  United States




                              SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 1996




/s/ William R. Huff                THE HUFF ALTERATIVE INCOME
    William R. Huff,               FUND, L.P.
    Individually                   By:  WRH Partners, L.L.C.
                                        General Partner

Paladin Court Co., Inc.            By:  DBC II Corp.
                                        General Manager


By:  /s/ William R. Huff           By:  /s/ Donna B. Charlton
       William R. Huff                  Donna B. Charlton
       President                        President


/s/ Donna B. Charlton              WRH Partners, L.L.C.
    Donna B. Charlton,
    Individually                   By:  DBC II Corp.
                                        General Manager


DBC II Corp.                       By:  /s/ Donna B. Charlton
                                        Donna B. Charlton
                                        President
By:  /s/ Donna B. Charlton
       Donna B. Charlton
       President















                              EXHIBIT INDEX



Exhibit A -    Written agreement relating to the filing of joint
               acquisition statements as required by Rule 13d-
               1(f)(1) under the Securities Exchange Act of 1934.


Exhibit B -    Investment agreement dated October 21, 1994 among
               American Communications Services, Inc. and the named Purchasers.

Exhibit C -    Series B preferred stock and warrant purchase
               agreement dated June 26, 1995 among American
               Communications Services, Inc. and the named
               Purchasers.

               Stock exchange agreement dated June 26, 1995 among American Communications Services, Inc. and the named Series A Stockholders.

Exhibit D -    Agreement dated October 21, 1995 among the
               Purchasers named in the investment agreement dated
               October 21, 1995 and Anthony J. Pompliano and
               Richard A. Kozak.

Exhibit E -    Stockholders agreement dated June 26, 1995 among
               American Communications Services, Inc. and the named Stockholders.

Exhibit F -    Governance agreement dated November 8, 1995 among
               American Communications Services, Inc. and the named Voting Shareholders.

Exhibit G -    Supplemental governance agreement dated February
               26, 1996 among American Communications Services,
               Inc. and the named Voting Shareholders.

Exhibit H -    Voting rights agreement dated November 8, 1995
               among the named Voting Shareholders.

Exhibit I -    First amendment of voting rights agreement dated
               December 14, 1995 among the named Voting
               Shareholders.